FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number

TOP TANKERS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG. ALEXANDROU STREET
MAROUSSI
ATHENS 151 24
GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is the press release issued by TOP Tankers Inc. (the "Company") on August 3, 2007 announcing the Company's second quarter financial results.

Exhibit 1

NEWS RELEASE for August 3, 2007

Contact:            Michael Mason (investors)                                            Stamatis Tsantanis, CFO
Allen & Caron Inc                                                        TOP Tankers Inc
212 691 8087                                                                 011 30 210 812 8199
michaelm@allencaron.com                                            snt@toptankers.com

TOP TANKERS REPORTS SECOND QUARTER AND FIRST HALF 2007 FINANCIAL RESULTS

ATHENS, GREECE (August 3, 2007) … TOP Tankers Inc (NasdaqGS:TOPT) today announced its operating results for the second quarter and first half of 2007.

For the three months ended June 30, 2007, the Company reported net income of $5,789,000, or $0.18 per share, compared with net loss of $6,838,000, or $0.24 per share, for the second quarter of 2006. The weighted average numbers of basic shares used in the computations were 32,477,736 and 29,586,783 for the second quarter of 2007 and 2006, respectively. The results for the second quarter of 2007 and 2006 include net revenues of $910,000, or $0.03 per share and $103,000, or $0.00 per share, respectively, of special items1 that affected the Company's net income for the second quarter of 2007 and 2006 that are typically excluded by securities analysts in their published estimates of the Company's financial results, which are described in Appendix A of this release. For the three months ended June 30, 2007, operating income was $7,164,000, compared with operating loss of $1,640,000 for the second quarter of 2006. Adjusted EBITDA1 for the second quarter of 2007 was $16,817,000, compared with $8,459,000 for the second quarter of 2006. Voyage revenues for the second quarter of 2007 were $75,289,000, compared to $69,857,000 recorded in the second quarter of 2006.

For the six months ended June 30, 2007, the Company reported net income of $6,736,000, or $0.21 per share, compared with net income of $23,323,000, or $0.78 per share, for the first half of 2006. The weighted average numbers of basic shares used in the computations were 32,404,838 and 28,847,107 for the first half of 2007 and 2006, respectively. The results for the first half of 2007 include net revenues of $1,890,000, or $0.06 per share and the results of the respective period of 2006 include net charges of $2,569,000, or $0.09 per share, of special items that affected the Company's net income for the first half of 2007 and 2006 that are typically excluded by securities analysts in their published estimates of the Company's financial results, which are described in Appendix A of this release. For the six months ended June 30, 2007, operating income was $8,560,000, compared with $36,330,000 for the first half of 2006. Adjusted EBITDA for the first half of 2007 was $27,604,000, compared with $64,066,000 for the same period last year. Voyage revenues for the six month period ended June 30, 2007 were $149,277,000, compared to $171,603,000 recorded in the first half of 2006.

Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Tankers Inc, commented, “During the second quarter of 2007, we generated a significant increase in our results, as compared to the second quarter of 2006. This increase was mainly driven by:

1 See Appendix A to this release for information about special items and reconciliation of Adjusted EBITDA.

•
The improved market conditions, especially in the Suezmax sector. The average Suezmax daily spot rate on a TCE basis was $42,106 in the second quarter of 2007, as compared to $40,314 in the second quarter of 2006. In addition, our time charter agreements helped the overall Suezmax daily TCE rate to increase to $39,840 in the second quarter of 2007 as compared to $37,031 in the second quarter of 2006.

•
The increased utilization of our fleet. After the extensive upgrading works that took place in 2006, our overall fleet utilization increased to 91.8% in the second quarter of 2007 as compared to 86.4% in the second quarter of 2006. Especially in the Suezmax sector, the utilization rate increased to 90.6% in the second quarter of 2007 as compared to 75.4% in the second quarter of 2006.

•
The re-acquisition of 4 Suezmax vessels. While we will see the first full quarter effect from the re-acquisition of these vessels in the 3rd quarter of the year, we expect the re-acquisition to contribute approximately $0.02 per share in this quarter and approximately $0.05 per quarter thereafter.

In addition, we issued a total of 4.3 million shares at an average net price of $6.84 per share, including 2.1 million shares to Mr. George Economou. We believe that the participation of such a prominent shipping investor constitutes a vote of confidence in our Company and our management.

Recently, we announced that we are entering the dry bulk sector, which we believe is a market with very strong fundamentals. The vessels that we have agreed to acquire are all fixed at strong rates and are expected to generate significant cash flows and returns on our investment.

Consistent to our commitment to provide high quality vessel management services, we have undertaken through our wholly-owned vessel management subsidiary, TOP Tanker Management Inc., the technical management of eleven vessels of our fleet and three more are scheduled to be added later this year. TOP Tanker Management Inc. has built a management team with significant experience in operating large and diversified fleets of tankers and drybulk carriers and has expertise in all aspects of commercial, technical, management and financial areas of our business.

We have committed three vessels to carry the Greek flag, which is one of the highest esteemed registries in the shipping industry. One tanker, the M/T Stormless has already completed its re-flagging in July and two more will follow in the near future.

Additionally, we have initiated a process to employ well-trained Greek officers for our fleet. So far we have hired 24 skilled seafarers for eleven of our vessels. We expect these officers to contribute significantly to the quality and efficient operations of our vessels.

We believe that the above will increase the quality level of our management services and will reduce costs associated to third-party managers.

Finally, we will continue to monitor both markets for such accretive acquisitions with significant revenues and returns to our shareholders.”

The following key indicators serve to highlight changes in the financial performance of the Company’s fleet during the second quarters and six-month periods ended June 30, 2006 and 2007:

	Suezmax Fleet
	Three Months Ended June 30,			Six Months Ended June 30,
(In U.S. Dollars unless otherwise stated)	2006	2007	Change	2006	2007	Change
Total available ship days	1,183	1,122	-5.2%	2,353	2,292	-2.6%
Total operating days	892	1,016	13.9%	2,004	2,100	4.8%
Utilization	75.4%	90.6%	20.1%	85.2%	91.6%	7.6%
TCE[2] per ship per day under spot voyage charter	40,314	42,106	4.4%	52,089	40,236	-22.8%
TCE per ship per day under time charter	31,727	35,831	12.9%	35,902	35,481	-1.2%
Average TCE	37,031	39,840	7.6%	45,749	38,595	-15.6%
Other vessel operating expenses per ship per day	7,438	8,371	12.6%	7,535	8,300*	10.1%

	Handymax Fleet
	Three Months Ended June 30,			Six Months Ended June 30,
(In U.S. Dollars unless otherwise stated)	2006	2007	Change	2006	2007	Change
Total available ship days	1,274	1,001	-21.4%	2,534	1,991	-21.4%
Total operating days	1,231	933	-24.2%	2,467	1,844	-25.3%
Utilization	96.6%	93.2%	-3.5%	97.4%	92.6%	-4.9%
TCE per ship per day under spot voyage charter	-	-	-	-	-	-
TCE per ship per day under time charter	18,683	21,554	15.4%	20,212	20,924	3.5%
Average TCE	18,683	21,554	15.4%	20,212	20,924	3.5%
Other vessel operating expenses per ship per day	5,824	6,190	6.3%	5,611	6,382	13.7%

	Total Fleet
	Three Months Ended June 30,			Six Months Ended June 30,
(In U.S. Dollars unless otherwise stated)	2006	2007	Change	2006	2007	Change
Total available ship days	2,457	2,123	-13.6%	4,887	4,283	-12.4%
Total operating days	2,123	1,949	-8.2%	4,471	3,944	-11.8%
Utilization	86.4%	91.8%	6.2%	91.5%	92.1%	0.7%
TCE per ship per day under spot voyage charter	40,314	42,106	4.4%	52,089	40,236	-22.8%
TCE per ship per day under time charter	21,513	25,585	18.9%	23,999	25,032	4.3%
Average TCE	26,392	31,086	17.8%	31,658	30,333	-4.2%
Other vessel operating expenses per ship per day	6,601	7,343	11.2%	6,538	7,408*	13.3%
General and administrative expenses per ship per day**	1,972	2,631	33.5%	2,495	2,518	0.9%

* The daily Other vessel operating expenses for the Suezmax Fleet and Total Fleet include approximately $273 and $146, respectively for the ballast tank cleaning process of the M/T Faultless, that are not expected to be covered by the insurance underwriters.

** The daily General and Administrative expenses include approximately $176 and $138 for the three-month period and $899 and $178 for the six-month period ended June 30, 2006 and 2007, respectively, of non-cash restricted stock expense, general compensation provision, specific legal fees and depreciation for other fixed assets.

2 Consistent with general practice in the tanker shipping industry, time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions.

Fleet Report:

As of June 30, 2007, the Company’s fleet size was 23 vessels, or 2.3 million dwt (including 14 vessels sold and leased back for a period of 5 to 7 years) as compared to 27 vessels, or 2.6 million dwt on June 30, 2006.

In April 2007, the Company sold the Suezmax tanker M/T Errorless for $52.5 million, resulting in a book gain of $2.0 million. The vessel was delivered to its new owners on April 30, 2007.

In April 2007, the owner and lessor of M/T Invincible sold the vessel to a third party. The Company and the lessor mutually agreed to terminate the bareboat charter. The termination of the bareboat charter became effective upon the vessel’s delivery to her new owners, in July 2007.

In May 2007, the Company agreed to re-acquire four Suezmax tankers that it sold in 2006 in a sale and lease-back transaction, and to terminate the respective bareboat charters. The four Suezmax tankers were the M/T Limitless (DWT 136,055 built 1993), M/T Endless (DWT 135,915 built 1992), M/T Noiseless (DWT 149,554 built 1992) and the M/T Stainless (DWT 149,599 built 1992). The re-acquisition price was $208.0 million and was financed by bank debt, by the early redemption of the seller’s credit associated with the 2006 sales and lease-back transactions and by existing cash balances. The vessels were delivered in May 2007.

In July 2007, the Company entered into agreements to acquire three drybulk vessels from unrelated third parties as follows: (i) a 2002 built super handymax, or supramax, vessel of 51,200 dwt, built in China, which will be chartered back to the sellers for a period of 18 months at a daily net rate of $25,650 on a bareboat basis; (ii) a 1995 built panamax vessel of 73,506 dwt, built in South Korea, which will be time-chartered for a period of 24-26 months at a daily net rate of $29,700; and (iii) a 2000 built handymax vessel of 45,526 dwt, built in Philippines, which will be time-chartered for a period of 14-16 months at a daily net rate of $22,000. These vessels are scheduled to be delivered to the Company between September 2007 and January 2008.

In July 2007, the owner and lessor of M/T Restless and M/T Victorious agreed to sell the vessels to a third party. The Company and the lessor mutually agreed to terminate the bareboat charters for these vessels. The termination of the bareboat charters will become effective upon the vessels’ delivery to their new owners, expected to take place late August 2007.

Fleet Deployment:

During the second quarter of 2007, the Company had approximately 67% of the fleet’s operating days on long-term employment contracts. As of June 30, 2007, sixteen of the Company's 23 tankers were on time charter contracts with an average term of over three years with all but four of the time charters including profit sharing agreements.

In May 2007, the Company announced a new time charter contract with a major South American oil company for its Suezmax M/T Flawless. The vessel earns $44,500 net per day for one year and charterers have the option to extend the contract for an additional one year.

The Company has secured approximately 59% of the estimated operating days for 2007 under time charter contracts. At the same time, the seven Suezmaxes that will operate in the spot market, together with the profit-sharing component of the time charter contracts, expose approximately 65% of the Company's estimated operating days for 2007 to spot rates, which may be potentially higher.

Suezmax Fleet:

During the second quarter of 2007, seven of the Company’s Suezmax tankers operated in the spot market, earning on average $42,106 per vessel per day on a time charter equivalent (TCE) basis.

During the second quarter of 2007, five of the Company’s Suezmax tankers operated under time charter contracts, earning on average $35,831 per vessel per day on a time charter equivalent (TCE) basis.

As of the date of this release, the Company’s Suezmax fleet for the third quarter of 2007 has been fixed for employment as follows:

Spot: 53% of operating days at average daily TCE of $30,000
Total (Spot and time charter, including profit sharing): 69% of operating days at average daily TCE of $34,000.

Handymax Fleet:

All of the Company’s Handymax tankers operate under long term employment agreements that provide for a base rate and additional profit sharing.

During the second quarter of 2007, including the profit sharing allocated to the Company, the Handymax fleet earned on average $21,554 per vessel per day on a time charter equivalent (TCE) basis.

As of the date of this release, the Company’s Handymax fleet for the third quarter of 2007 has been fixed for 44% of its operating days at average daily TCE of $20,000.

The following table presents the Company’s expected fleet list and employment after taking into consideration the future deliveries of the M/T Restless and the M/T Victorious:

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate	Profit Sharing Above Base Rate (2007)
12 Suezmax Tankers
TimelessC	154,970	1991	Spot
FlawlessC	154,970	1991	Time Charter	Q3/2008 A	$44,500	None
StoplessC	154,970	1991	Spot
PricelessC	154,970	1991	Time Charter	Q3/2008	$35,000	50% thereafter
FaultlessD	154,970	1992	Spot
NoiselessF	149,554	1992	Time Charter	Q2/2010	$36,000 [1]	None
StainlessF	149,599	1992	Spot
EndlessF	135,915	1992	Time Charter	Q4/2008 E	$36,500	None
LimitlessF	136,055	1993	Spot
StormlessF	150,038	1993	Time Charter	Q4/2009	$36,900	None
Ellen PF.	146,286	1996	Spot
EdgelessF	147,048	1994	Spot

8 Handymax Tankers
SovereignB	47,084	1992	Time Charter	Q3/2009	$14,000	50% thereafter
RelentlessB	47,084	1992	Time Charter	Q3/2009	$14,000	50% thereafter
VanguardC	47,084	1992	Time Charter	Q1/2010	$15,250	50% thereafter
SpotlessC	47,094	1991	Time Charter	Q1/2010	$15,250	50% thereafter
DoubtlessC	47,076	1991	Time Charter	Q1/2010	$15,250	50% thereafter
FaithfulC	45,720	1992	Time Charter	Q2/2010	$14,500	100% first $500 + 50% thereafter
DauntlessF	46,168	1999	Time Charter	Q1/2010	$16,250	100% first $1,000 + 50% thereafter
Ioannis PF.	46,346	2003	Time Charter	Q4/2010	$18,000	100% first $1,000 + 50% thereafter

Total Tanker DWT	2,163,001

A. Charterers have option to extend contract for an additional one-year period
B. Vessels sold and leased back in August and September 2005 for a period of 7 years
C. Vessels sold and leased back in March 2006 for a period of 5 years
D. Vessel sold and leased back in April 2006 for a period of 7 years
E. Charterers have option to extend contract for an additional four-year period
F. Owned vessels

1. Base rate will change to $35,000 in Q2 2008 until expiration.

The following table presents information about the drybulk vessels:

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate	Profit Sharing Above Base Rate (2007)
Drybulk Vessel #1	51,200	2002	Bareboat Charter	May 1st or June 30th 2009, at charterer's option	$25,650	None
Drybulk Vessel #2	73,506	1995	Time Charter	24-26 months from delivery, at charterer's option	$29,700	None
Drybulk Vessel #3	45,526	2000	Time Charter	23-25 months from December 30 th , 2006 at charterer's option	$22,000	None
Total Drybulk DWT	170,232

Liquidity and Capital Resources

As of June 30, 2007, TOP Tankers had total indebtedness under senior secured credit facilities of $348.6 million with its lenders, the Royal Bank of Scotland (“RBS”), HSH Nordbank (“HSH”), and DVB Bank (“DVB”) maturing in 2015, 2013 and 2012 respectively.

As of June 30, 2007, the Company has three interest rate swap agreements with RBS for the amounts of $30.1 million, $10.0 million and $10.0 million for a period of four, seven and seven years, respectively. Under these agreements the interest rate is fixed at an effective annual rate of 4.66% (in addition to the applicable margin), 4.23% and 4.11%, respectively. The Company also has one interest rate swap agreement with HSH for the amount of $39.3 million for a period of five years, at a fixed interest rate of 4.80% in addition to the applicable margin. In addition, the Company has two interest rate swap agreements with Deutsche Bank and Egnatia Bank for the amounts of $50.0 million and $10.0 million for a period of seven and seven years, respectively. Under these agreements the interest rate is fixed at an effective annual rate of 4.45% and 4.76%, respectively. The above swaps of $10.0 million, $10.0 million, $50.0 million and $10.0 million, include steepening terms based on the 2 and 10 year swap difference, which is calculated quarterly in arrears. The interest rate for the remaining balance of the loans is LIBOR, plus the margin.

On June 30, 2007, the Company’s ratio of indebtedness to total capital was approximately 60.2%.

In the second quarter of 2007, the Company issued 3.5 million shares of common stock, at par value of $0.01. The net proceeds to the Company totalled $23.8 million.These securities were sold by the Company's sales agent, Deutsche Bank Securities Inc., through a combination of at-the-market sales and negotiated transactions.

As of today, in 2007, the Company has issued 4.3 million shares of common stock for total net proceeds of approximately $29.4 million.

Conference Call and Webcast

TOP Tankers’ management team will host a conference call to review the results and discuss other corporate news and its outlook on Friday, August 3, 2007, at 11:00 AM EDT.

Those interested in listening to the live webcast may do so by going to the Company's website at http://www.toptankers.com, or by going to http://www.investorcalendar.com.

The telephonic replay of the conference call will be available by dialing 877 660-6853 (from the US and Canada) or +1 201 612 7415 (from outside the US and Canada) and by entering account number 286 and conference ID number 250238. An online archive will also be available immediately following the call at the sites noted above. Both are available for one week, through August 10, 2007.

About TOP Tankers Inc

TOP Tankers Inc is an international provider of worldwide seaborne crude oil and petroleum products transportation services. As of the date of this press release and after taking into consideration the future deliveries of the M/T Restless and M/T Victorious, the Company operates a fleet of 20 tankers, consisting of 12 double-hull Suezmax tankers and 8 double-hull Handymax tankers, with a total carrying capacity of approximately 2.2 million dwt, of which 87% are sister ships, and three drybulk vessels of approximately 0.17 million dwt. Thirteen of the Company's 20 tankers will be on time charter contracts with an average term of over three years with all but four of the time charters including profit-sharing agreements. All drybulk vessels have period charter contracts for an average period of 18 months.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward- looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

TABLES FOLLOW

TOP TANKERS INC.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2007	2006	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES:
Voyage revenues	$69,857	$75,289	$171,603	$149,277
EXPENSES:
Voyage expenses	13,826	14,702	30,060	29,644
Charter hire expense	28,969	26,858	36,607	56,356
Amortization of deferred gain on sale and leaseback of vessels	(2,432)	(2,208)	(3,244)	(4,641)
Other vessel operating expenses	16,218	15,589	31,949	31,730
Depreciation and amortization	9,870	9,498	27,445	18,773
General and administrative expenses	4,844	5,586	12,192	10,784
Foreign currency losses	202	61	264	32
Gain on sale of vessel	-	(1,961)	-	(1,961)
Operating income (loss)	(1,640)	7,164	36,330	8,560

OTHER INCOME (EXPENSES):
Interest and finance costs	(6,222)	(2,223)	(14,288)	(3,485)
Interest income	869	841	1,130	1,666
Other, net	155	7	151	(5)
Total other expenses, net	(5,198)	(1,375)	(13,007)	(1,824)

Net Income (loss)	$(6,838)	$5,789	$23,323	$6,736

Earnings (loss) per share, basic and diluted	$(0.24)	$0.18	$0.78	$0.21

Weighted average common shares outstanding, basic	29,586,783	32,477,736	28,847,107	32,404,838

Weighted average common shares outstanding, diluted	29,627,600	32,516,640	28,887,878	32,443,742

TOP TANKERS INC.

CONSOLIDATED CONDENSED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31,	June 30,
	2006	2007
	(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$29,992	$37,265
Other current assets	42,807	39,710
Total current assets	72,799	76,975

ADVANCES FOR VESSELS UNDER CONSTRUCTION	28,683	44,043
VESSELS, NET	306,418	417,326
OTHER NON-CURRENT ASSETS	64,835	59,270
RESTRICTED CASH	50,000	50,000

Total assets	$522,735	$647,614

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$16,588	$40,190
Other current liabilities	24,021	22,616
Total current liabilities	40,609	62,806

INTEREST RATE SWAPS	3,384	381

LONG-TERM DEBT, net of current portion	201,464	305,180

DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS	79,423	50,582

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY	197,855	228,665

Total liabilities and stockholders' equity	$522,735	$647,614

TOP TANKERS INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)
	Six Months Ended June 30,
	2006	2007
	(Unaudited)	(Unaudited)
Cash Flows from (used in) Operating Activities:
Net income	$23,323	$6,736
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	30,550	19,281
Stock-based compensation	1,755	296
Change in fair value of interest rate swaps	(709)	(3,003)
Amortization of deferred gain on sale and leaseback of vessels	(3,244)	(4,641)
Loss on sale of other fixed assets	-	61
Gain on sale of vessel	-	(1,961)
Payments for dry-docking	(8,691)	(9,312)
Change in operating assets and liabilities	11,779	1,692
Net Cash from Operating Activities	54,763	9,149

Cash Flows from (used in) Investing Activities:
Advances for vessels under construction	-	(15,360)
Vessels acquisitions	-	(187,360)
Increase in restricted cash	(36,500)	-
Net proceeds from sale of vessels	474,616	51,974
Other	(279)	(1,994)
Net Cash from (used in) Investing Activities	437,837	(152,740)

Cash Flows from (used in) Financing Activities:
Proceeds from long-term debt	-	157,500
Payments of long-term debt	(266,018)	(28,860)
Issuance of common stock	21,778	23,778
Payment of financing costs	(63)	(1,554)
Dividends paid	(217,466)	-
Net Cash from (used in) Financing Activities	(461,769)	150,864

Net increase in cash and cash equivalents	30,831	7,273
Cash and cash equivalents at beginning of period	17,462	29,992
Cash and cash equivalents at end of period	$48,293	37,265

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$12,304	5,071

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME AND RECONCILIATION OF ADJUSTED EBITDA

Set forth below are some of the significant items of income and expense that affected the Company's net income for the second quarter and first half of 2006 and 2007, all of which items are typically excluded by securities analysts in their published estimates of the Company's financial results:

(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Three Months Ended				Six Months Ended
Description	June 30, 2006		June 30, 2007		June 30, 2006		June 30, 2007
	(unaudited)		(unaudited)		(unaudited)		(unaudited)
	$	Per Share	$	Per Share	$	Per Share	$	Per Share
Reported net income (loss)	(6,838)	(0.24)	5,789	0.18	23,323	0.78	6,736	0.21

Restricted share plan to officers and personnel	359	0.01	145	0.00	1,755	0.06	296	0.01
Gain from termination of interest rate swap	-	-	-	-	(650)	(0.02)	-	-
Change of fair value of interest rate swaps	(462)	(0.01)	(1,292)	(0.04)	(1,036)	(0.04)	(3,003)	(0.09)
Specific legal fees	-	-	-	-	-	-	192	0.00
Bonus compensation provision to officers and personnel	-	-	-	-	2,500	0.09	-	-
Specific repairs	-	-	237	0.01	-	-	625	0.02
Total	(103)	(0.00)	(910)	(0.03)	2,569	0.09	(1,890)	(0.06)

Net income (loss) after specific items	(6,941)	(0.24)	4,879	0.15	25,892	0.87	4,846	0.15

ADJUSTED EBITDA RECONCILIATION[3]
(Expressed in Thousands of U.S Dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2007	2006	2007
NET INCOME (LOSS)	(6,838)	5,789	23,323	6,736

DEPRECIATION AND AMORTIZATION	9,944	9,646	27,585	19,049

3 Adjusted EBITDA represents earnings before interest and finance costs, interest income, taxes, depreciation and amortization. Interest and finance costs, net includes interest expense, interest income, amortization of deferred financing fees, other financial costs, gain or loss from termination of swaps and swap fair value changes. Adjusted EBITDA is included in this report because we believe it provides investors with an understanding of operating performance over comparative periods. Adjusted EBITDA should not be considered as a substitute for operating income or net income (all as determined in accordance with generally accepted accounting principles) for the purpose of analyzing our operating performance, as Adjusted EBITDA is not defined by generally accepted accounting principles. We presented Adjusted EBITDA, however, because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance and to determine a company’s ability to service and/or incur debt.

# # # #

INTEREST AND FINANCE COSTS, NET	5,353	1,382	13,158	1,819

ADJUSTED EBITDA	8,459	16,817	64,066	27,604

* The second quarter and first half of 2006 and 2007 include $74, $148, $140 and $276, respectively, of depreciation of other fixed assets, classified in general and administrative expenses

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP TANKERS INC.
(registrant)

Dated:  August 6, 2007                                                                         By:  /s/ Evangelos J. Pistiolis

                                   Evangelos J. Pistiolis
Chief Executive Officer

SK 23116 0001 799821